Exhibit 99.3

Swisscom Employs NICE Real-Time Authentication to Provide
Customers an Improved and More Secure Experience

Switzerland’s leading telecom leverages NICE’s voice-based authentication solution to more securely and efficiently address customers’ service requests without the hassles of traditional authentication questions

Hoboken, N.J., December 7, 2016 – NICE (Nasdaq:NICE) today announced that Swisscom, Switzerland’s leading telecom company, has introduced NICE Real-Time Authentication into its contact center to provide over six million customers a faster and more secure experience.

By using the NICE solution, Swisscom reduces the time it takes to confirm its customers’ identity by an average of 22 seconds. The quick and seamless authentication process takes place during the natural flow of conversation, eliminating the hassle of traditional knowledge-based questions. This enables Swisscom’s call center agents to remain fully focused on addressing the issue at hand in order to deliver better service, improve customer satisfaction, and maximize efficiency.

NICE’s voice-based authentication solution also offers greater protection for Swisscom customers as biometrics-based authentication is more secure than other caller identification methods. Moreover, the solution can quickly prompt contact center agents to take action in response to a mismatched caller voiceprint.

Pascal Jaggi, Head of Customer Care, Swisscom
“Personal data security is an increasing concern for all customers, yet we recognized the often frustrating experience of traditional authentication processes. With NICE Real-Time Authentication, we are able to create the right balance by offering an easier, more secure, and more reliable way of verifying our callers’ identities while providing great service. This is a huge differentiator for Swisscom, setting us apart as a leader and innovator in the telco market.”

John O’Hara, President, NICE EMEA
“Together with our local Swiss partner Mobatime AG, we are proud to support a major European telco customer as it achieves its goals of increasing contact center efficiency, reducing handle time, improving service level adherence, and boosting NPS results. Swisscom’s adoption of Real-Time Authentication is setting the stage for innovative call center practices across verticals in Europe. Voice biometrics authentication provides a secure environment for contact center interactions, while also driving perfect customer experiences.”

About Swisscom
Swisscom, Switzerland’s leading telecoms company and one of its leading IT companies, is headquartered in Ittigen, close to the capital city Berne. Swisscom’s international activities are concentrated mainly in Italy, where its subsidiary Fastweb is one of the biggest broadband providers. With around 21,200 employees, the company achieved revenues of CHF 8.64 billion at the end of the 3rd Quarter 2016. Swisscom is one of the most sustainable companies in Switzerland and Europe.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256-5274, erik.snider@nice.com

Investors
Marty Cohen, +1 917 545 1107, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.